ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2008

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the six months ended June 30, 2008 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Interim Consolidated Balance Sheets

(Unaudited – Prepared by Management)

	June 30, 2008	December 31, 2007

ASSETS

Current assets:

Cash	$ 10,758,925	$ 15,571,201
Receivables	907,917	517,485
Prepaid expenses	29,871	24,316
	11,696,713	16,113,002

Equipment (Note 3)	114,322	138,361
Mineral properties (Note 4)	12,622,041	9,566,594
	$ 24,433,076	$ 25,817,957

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 213,199	$ 1,075,762

Shareholders' equity:

Share capital (Note 5)	34,466,728	34,012,973
Contributed surplus (Note 5)	5,731,260	4,902,723
Deficit	(15,978,111)	(14,173,501)
	24,219,877	24,742,195

	$ 24,433,076	$ 25,817,957

Nature of operations (Note 1)

See accompanying notes to the interim consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“Michael Halvorson”

Director

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Interim Consolidated Statements of Operations and Deficit

 (Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Operating expenses:
Accounting and legal	$ 41,582	$ 36,767	$ 65,814	$ 73,038
Amortization	6,461	2,281	12,180	4,391
Consulting fees (Note 7)	140,878	125,184	369,430	353,831
Directors’ fees	15,285	-	35,035	-
Foreign exchange	(67,041)	104,100	(64,960)	111,567
Investor relations and shareholder information	99,229	66,760	235,246	134,364
Office and sundry	89,769	40,177	193,618	78,132
Exploration expenses	58,800	198,931	126,788	298,806
Stock-based compensation (Note 6(e))	60,145	691,593	990,142	902,729
Transfer agent and regulatory fees	36,391	34,335	56,449	96,847
Travel	(20)	3,390	7,662	18,234

Loss before other items	(481,479)	(1,303,518)	(2,027,404)	(2,071,939)

Other income
Interest income	85,434	200,574	222,794	290,362

Net loss and comprehensive loss for the period	(396,045)	(1,102,944)	(1,804,160)	(1,781,577)

Deficit, beginning of period	(15,582,066)	(12,012,755)	(14,173,501)	(11,334,122)

Deficit, end of period	$(15,978,111)	$(13,115,699)	$(15,978,111)	$(13,115,699)

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding	47,263,925	44,674,733	47,108,406	43,685,747

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Interim Consolidated Statements of Cash Flows

 (Unaudited – Prepared by Management)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash provided by (used in):

Operations:
Loss for the period	$ (396,045)	$ (1,102,944)	$ (1,804,610)	$ (1,781,577)
Items not affecting cash:
Amortization	10,148	2,282	15,867	7,203
Stock-based compensation	60,145	691,593	990,142	902,729

Changes in non-cash working capital items:
Receivables	(159,851)	156,150	(390,432)	117,367
Due from joint venture partner	-	331,970	-	597,840
Prepaid expenses	(2,482)	(6,041)	(5,555)	(58,298)
Accounts payable and accrued liabilities	(139,978)	(321,548)	(862,563)	18,538
	(628,063)	(248,538)	(2,057,151)	(196,198)

Investments:
Mineral properties	(1,684,630)	(663,094)	(2,992,635)	(1,615,598)
Equipment	(8,290)	(38,337)	(8,290)	(76,328)
	(1,692,920)	(701,431)	(3,000,925)	(1,691,926)

Financings:
Shares issued for cash	-	88,422	245,800	14,679,480
	-	88,422	245,800	14,679,480

Change in cash and cash equivalents	(2,320,983)	(861,547)	(4,812,276)	12,791,356

Cash and cash equivalents, beginning of period	13,079,908	17,745,191	15,571,201	4,092,288

Cash and cash equivalents, end of period	$ 10,758,925	$16,883,644	$ 10,758,925	$ 16,883,644

Supplementary information:

Amortization capitalized to mineral properties	$ 8,479	$ -	$ 16,462	$ 2,811
Shares issued for mineral property (Note 4(a))	16,350	-	46,350	-
Warrants issued for finders’ fees on private placement	-	-	-	346,211

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

1.

Nature of operations

Esperanza Silver Corporation’s (the “Company” or “Esperanza”) principal business activities include the acquisition and exploration of resource properties.  The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and future profitable production or proceeds from the disposition of the mineral properties.

2.

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.  These interim consolidated financial statements follow the same accounting policies as the annual consolidated financial statements of the Company for the year ended December 31, 2007, except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing January 1, 2008.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Section 1535 specifies the disclosure of:

(a)

qualitative information about its objectives, policies and processes for managing capital;

(b)

summary quantitative data about what it manages as capital;

(c)

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

(d)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments - Presentation, require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(a)

designating financial assets and liabilities as held for trading;

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

2.

Basis of Presentation (continued)

(b)

designating financial assets as available-for-sale; and

(c)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

General Standards on Financial Statements

CICA Handbook Section 1400, General Standards on Financial Statements Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern.

3.

Equipment

	June 30,			December 31,
	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Equipment	$ 199,435	$ 85,113	$ 114,322	$ 138,361

4.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Peru	Bolivia	Total
Balance, December 31, 2007	$ 8,235,283	$ 1,306,311	$ 25,000	$ 9,566,594

Acquisition Costs and option payments	74,190	-	-	74,190
Exploration and Development:
Assays	329,965	2,390	-	332,355
Community programs	14,088	7,681	-	21,769
Drilling	1,444,700	-	-	1,444,700
Field costs	102,610	28,037	-	130,647
Geological studies	489,948	179,590	-	669,538
Geophysics	1,909	-	-	1,909
Office and administrative	13,051	28,034	-	41,085
Property tax and license fees	23,635	136	-	23,771
Road and access costs	184,346	-	-	184,346
Travel and related costs	47,391	18,414	-	65,805
Vehicle costs	44,165	21,167	-	65,332
	2,769,998	285,449	-	3,055,447

Balance June 30, 2008	$11,005,281	$ 1,591,760	$ 25,000	12,622,041

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

4.

Mineral Properties (continued)

(a)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date	Cash Payment	Status
On signing	US$ 5,000	paid
December 15, 2004	US$ 10,000	paid
December 15, 2005	US$ 15,000	paid
December 15, 2006	US$ 25,000	paid
December 15, 2007 (see comments below)	US$ 30,000	N/A
December 15, 2008 (see comments below)	US$500,000	N/A
US$585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.  The Company has reached a verbal agreement on an amendment to the Flor de Loto option agreement, to revise the timing of the final two option payments to the date and the first anniversary of the date when the Company reaches an agreement with the local community to conduct drilling and other exploration work on the property.

(b)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru.  Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary).  Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date.  Esperanza must also make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest.  The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of Esperanza.  The Company has not received a drill permit at this time and therefore the Effective Date of the agreement has not been determined.

(c)

Option Agreement, Mexico

In September 2007, Esperanza agreed to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., two privately-held companies. Under the terms of the agreement Esperanza paid US$30,000 and issued 20,000 common shares upon signing the definitive

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

4.

Mineral Properties (continued)

agreement for the four-year purchase option of the seven properties.  An additional US$20,000 was paid and 20,000 more shares were issued on the commencement of drilling on two of the properties. Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.

Esperanza committed to drill a minimum of 1,200 meters per property during the first 12 months from the receipt of all necessary permits (subject to availability of drill rigs).  The acquisition of any property can be made at the end of the option period by payment of US$350,000 and the issuance of between 450,000 and 1,200,000 common shares depending on the price of Esperanza shares at the time of the exercise of the option to acquire the property.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares without par value

(b)

Issued and outstanding

	Number Of Shares	Stated Value	Contributed Surplus

Balance as of December 31, 2007	46,326,821	$ 34,012,973	$ 4,902,723

Shares issued for exercise of options	910,000	245,800	-
Shares issued for exploration properties	35,000	46,350	-
Reclassify contributed surplus on exercise of options	-	161,605	(161,605)
Stock-based compensation	-	-	990,142
Balance as at March 31, 2008	47,271,821	$ 34,466,728	$ 5,731,260

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

5.

Share Capital (continued)

(c)

Options

As at June 30, 2008, stock options are outstanding enabling the holders to acquire up to 4,348,500 common shares with a weighted average exercise price of $1.73 per share, as follows:

Grant Date	Number Outstanding	Exercise Price	Number Vested	Expiry Date
August 18, 2003	200,000	$0.25	200,000	8/18/2008
September 1, 2003	75,000	0.75	75,000	9/1/2008
September 9, 2004	300,000	0.53	300,000	9/9/2009
June 14, 2005	450,000	0.40	450,000	6/14/2010
July 5, 2005	5,000	0.355	5,000	7/5/2010
September 23, 2005	75,000	0.65	75,000	9/23/2010
May 18, 2006	835,500	1.56	835,500	5/18/2011
January 8, 2007	25,000	3.70	25,000	1/8/2012
January 22, 2007	100,000	3.35	100,000	1/22/2012
April 18, 2007	942,500	3.48	628,333	4/18/2012
April 25, 2007	5.000	3.48	3,333	4/25/2012
August 2, 2007	35,000	2.41	11,667	8/2/20012
September 12, 2007	200,000	1.91	66,667	9/12/2012
February 8, 2008	900,500	1.40	900,500	2/8/2013
February 27, 2008	200,000	1.40	200,000	2/27/2013

Balance, September 30, 2007	4,348,500		3,876,000

(d)

Warrants

As at March 31, 2008 the following share purchase warrants were outstanding:

	Number outstanding	Exercise price	Expiry date

Private placement warrants	2,055,000	$4.35	2/08/09

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

5.

Share Capital (continued)

(e)

Stock-based compensation and contributed surplus

During the three months ended March 31, 2008, the Company granted 1,100,500 stock options with an exercise price of $1.40 per option and expiry dates of February 8 and 27, 2013.  All of these options vested immediately.  The Company used the following assumptions in the Black-Scholes option pricing model to value these options:

Expected dividend yield	0%
Expected stock price volatility	73%
Risk-free interest rates	3.10 – 3.11%
Expected life of options	3 years

Based on these inputs, under the fair value based method of accounting for stock-based compensation, for the six months ended June 30, 2008, the Company recorded stock-based compensation expense of $766,141 on the 1,100,500 options which vested in the quarter with an offsetting amount credited to contributed surplus.  At June 30, 2008 the Company had also accrued $224,001 of stock-based compensation expense for unvested options for a total stock-based compensation expense of $990,142 for the six months ended June 30, 2008.

6.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

7.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties.  Esperanza relies mainly on equity issuances to raise new capital and on entering joint venture agreements on certain properties which enables it to conserve capital and to reduce risk.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash.  The Company prepares annual estimates of exploration expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.  The Company’s investment policy is to invest its cash in highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.  The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

 (Unaudited – Prepared by Management)

June 30, 2008

8.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

(a)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico, Peru and Bolivia.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the other local currencies.  The greatest risk is the exchange rate of the Canadian dollar relative to the US dollar and the Mexican peso and a significant change in these rates could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At June 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos:

	US$	Pesos
Cash and cash equivalents	352,000	86,600
Receivables	6,500	9,596,000
Accounts payable and accrued liabilities	(36,500)	(38,000)
Net exposure	322,000	9,466,600

Based on the above net exposures as at June 30, 2008, and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the US dollar and Mexican peso would result in an increase / decrease of approximately $127,000 in the loss from operations.

(b)

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at June 30, 2008 are mainly cash in high interest bearing accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

(c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 7.

(d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in interest bearing accounts and therefore there is currently minimal interest rate risk.